UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

Aware, Inc.
(Name of Subject Company (Issuer))

Aware, Inc.
(Name of Filing Person (Offeror/Issuer))

Common Stock (including the associated Preferred Share Purchase Rights)
Par Value $.01 Per Share
(Title of class of securities)

05453N-10-0
 (CUSIP number of class of securities)

Michael A. Tzannes
Chief Executive Officer
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730
Telephone: (781) 276-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
William R. Kolb, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
Telephone: (617) 832-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$9,100,000	$357.63^

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 3,500,000 outstanding shares of common stock, par value $.01 per share, will be purchased at the maximum tender offer price of $2.60 per share.

**	The amount of the filing fee, calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

^	Previously paid in connection with the Schedule TO filed with the Securities and Exchange Commission on March 5, 2009.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2009, by Aware, Inc., a Massachusetts corporation (“Aware”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on March 31, 2009, Amendment No. 2 to the Schedule TO filed with the SEC on April 3, 2009, and Amendment No. 3 to the Schedule TO filed with the SEC on April 20, 2009 (collectively, the “Schedule TO”). The Schedule TO relates to the tender offer to purchase up to 3,500,000 shares of Aware’s common stock, par value $.01 per share (including the associated preferred share purchase rights), at a price not more than $2.60 nor less than $2.20 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 5, 2009, as amended and supplemented, a copy of which was attached to Amendment No. 1 to the Schedule TO as Exhibit (a)(1)(A), the related letter of transmittal, a copy of which was attached to the Original Schedule TO as Exhibit (a)(1)(B), and the Supplement to the Offer to Purchase dated April 3, 2009, a copy of which was attached to Amendment No. 2 to the Schedule TO as Exhibit (a)(1)(F), which together, as each may be amended or supplemented from time to time, constitute the tender offer.

The information contained in the tender offer is expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

Item 11.	Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On April 24, 2009, Aware issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, on April 17, 2009. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase, as amended, dated March 5, 2009 (filed with the SEC on March 31, 2009 as Exhibit (a)(1)(A) to Amendment No. 1 to the Schedule TO and incorporated herein by reference).

(a)(1)(B)	Letter of Transmittal (filed with the SEC on March 5, 2009 as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).

(a)(1)(C)	Notice of Guaranteed Delivery (filed with the SEC on March 5, 2009 as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).

(a)(1)(D)
Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 5, 2009 (filed with the SEC on March 5, 2009 as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).

(a)(1)(E)
Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 5, 2009 (filed with the SEC on March 5, 2009 as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).

(a)(1)(F)	Supplement No. 1 to Offer to Purchase, dated April 3, 2009 (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(F) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(1)(G)	Amended and Restated Letter of Transmittal (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(G) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(1)(H)	Amended and Restated Notice of Guaranteed Delivery (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(H) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(1)(I)
Amended and Restated Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated April 3, 2009 (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(I) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(1)(J)
Amended and Restated Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated April 3, 2009 (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(J) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated March 5, 2009 (filed as Exhibit 99.1 to the Company’s Form 8-K filed on March 5, 2009 and incorporated herein by reference).

(a)(5)(B)	Press release dated April 3, 2009 (filed with the SEC on April 3, 2009 as Exhibit (a)(5)(B) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(5)(C)	Press release dated April 20, 2009 (filed with the SEC on April 20, 2009 as Exhibit (a)(5)(C) to Amendment No. 3 to the Schedule TO and incorporated herein by reference).

(a)(5)(D)	Press release dated April 24, 2009.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(2)
Terms of Series A Participating Cumulative Preferred Stock of Aware, Inc. (filed as Exhibit A to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(3)	Form of Right Certificate (filed as Exhibit B to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(4)
Amendment No. 1 to Rights Agreement dated September 6, 2007 between Aware, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company’s Form 8-K filed on September 7, 2007 and incorporated herein by reference).

(d)(5)	1996 Stock Option Plan, as amended and restated (filed as Annex A to the Company’s Definitive Proxy Statement filed on April 11, 2000 and incorporated herein by reference).

(d)(6)	1996 Employee Stock Purchase Plan, as amended and restated (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 29, 2005 and incorporated herein by reference).

(d)(7)	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company’s Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

(d)(8)	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company’s Schedule TO filed on March 3, 2003 and incorporated herein by reference).

(d)(9)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008 (filed as Exhibit 10.6 to the Company’s Form 10-K for the year ended 2006 and incorporated herein by reference).

(d)(10)
Form on Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008 (filed as Exhibit 10.8 to Company’s Form 8-K filed on May 22, 2008 and incorporated herein by reference).

(d)(11)	Offer letter date December 17, 2007 by and between Richard Moberg and Aware, Inc. (filed as Exhibit 99.2 to Company’s Form 8-K filed on December 18, 2007 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AWARE, INC.

By:	/s/ Michael A. Tzannes
Name: Michael A. Tzannes
Title: Chief Executive Officer

Dated: April 24, 2009

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, as amended, dated March 5, 2009 (filed with the SEC on March 31, 2009 as Exhibit (a)(1)(A) to Amendment No. 1 to the Schedule TO and incorporated herein by reference).

(a)(1)(B)	Letter of Transmittal (filed with the SEC on March 5, 2009 as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).

(a)(1)(C)	Notice of Guaranteed Delivery (filed with the SEC on March 5, 2009 as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).

(a)(1)(D)
Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 5, 2009 (filed with the SEC on March 5, 2009 as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).

(a)(1)(E)
Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 5, 2009 (filed with the SEC on March 5, 2009 as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).

(a)(1)(F)	Supplement No. 1 to Offer to Purchase, dated April 3, 2009 (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(F) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(1)(G)	Amended and Restated Letter of Transmittal (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(G) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(1)(H)	Amended and Restated Notice of Guaranteed Delivery (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(H) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(1)(I)
Amended and Restated Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated April 3, 2009 (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(I) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(1)(J)
Amended and Restated Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated April 3, 2009 (filed with the SEC on April 3, 2009 as Exhibit (a)(1)(J) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated March 5, 2009 (filed as Exhibit 99.1 to the Company’s Form 8-K filed on March 5, 2009 and incorporated herein by reference).

(a)(5)(B)	Press release dated April 3, 2009 (filed with the SEC on April 3, 2009 as Exhibit (a)(5)(B) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(5)(C)	Press release dated April 20, 2009 (filed with the SEC on April 20, 2009 as Exhibit (a)(5)(C) to Amendment No. 3 to the Schedule TO and incorporated herein by reference).

(a)(5)(D)	Press release dated April 24, 2009.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(2)
Terms of Series A Participating Cumulative Preferred Stock of Aware, Inc. (filed as Exhibit A to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(3)	Form of Right Certificate (filed as Exhibit B to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(4)
Amendment No. 1 to Rights Agreement dated September 6, 2007 between Aware, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company’s Form 8-K filed on September 7, 2007 and incorporated herein by reference).

(d)(5)	1996 Stock Option Plan, as amended and restated (filed as Annex A to the Company’s Definitive Proxy Statement filed on April 11, 2000 and incorporated herein by reference).

(d)(6)	1996 Employee Stock Purchase Plan, as amended and restated (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 29, 2005 and incorporated herein by reference).

(d)(7)	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company’s Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

(d)(8)	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company’s Schedule TO filed on March 3, 2003 and incorporated herein by reference).

(d)(9)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008 (filed as Exhibit 10.6 to the Company’s Form 10-K for the year ended 2006 and incorporated herein by reference).

(d)(10)
Form on Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008 (filed as Exhibit 10.8 to Company’s Form 8-K filed on May 22, 2008 and incorporated herein by reference).

(d)(11)	Offer letter date December 17, 2007 by and between Richard Moberg and Aware, Inc. (filed as Exhibit 99.2 to Company’s Form 8-K filed on December 18, 2007 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.